Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statements (Form S-8 No. 333-181514 and No. 333-130229) pertaining to the 2012 Amended and Restated Stock Incentive Plan and 2005 Stock Incentive Plan of Clear Channel Outdoor Holdings, Inc. of our report dated March 28, 2019, with respect to the carve-out balance sheets of the Outdoor Business of Clear Channel Holdings, Inc. as of December 31, 2018 and 2017, the related carve-out statements of comprehensive income (loss), changes in deficit and cash flows for each of the three years ended December 31, 2018, and the related notes included in Amendment No. 1 to the Registration Statement on Form S-4 (No. 333-228986) and related Prospectus of Clear Channel Holdings, Inc. filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

San Antonio, TX

May 2, 2019